FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	Form 8.3 - Equiniti Group plc dated 30 June 2021
Exhibit No. 2	Form 8.3 - Equiniti Group plc dated 02 July 2021
Exhibit No. 3	Form 8.3 - Equiniti Group plc dated 07 July 2021
Exhibit No. 4	Form 8.3 - Equiniti Group plc dated 13 July 2021
Exhibit No. 5	Notice of Redemption dated 13 July 2021
Exhibit No. 6	Form 8.3 - Equiniti Group plc dated 19 July 2021
Exhibit No. 7	Form 8.3 - Equiniti Group PLC dated 20 July 2021
Exhibit No. 8	Form 8.3 - Equiniti Group PLC dated 29 July 2021
Exhibit No. 9	Director/PDMR Shareholding dated 29 July 2021
Exhibit No. 10	Interim Results - NatWest Markets N.V. dated 30 July 2021
Exhibit No. 11	Total Voting Rights dated 30 July 2021

Exhibit No. 1

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	29 June 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,911,662	1.06%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,911,662	1.06%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary	Sale	3,000	1.796 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	30 June 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit. The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk

..
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 2

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of  ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	01 July 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,902,005	1.06%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,902,005	1.06%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary 1p Ordinary	Sale Sale	6,500 3,157	1.796 GBP 1.796 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	02 July 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 3

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of  ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	06 July 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,880,752	1.05%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,880,752	1.05%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary 1p Ordinary 1p Ordinary	Sale Sale Sale	10,685 4,497 6,071	1.796 GBP 1.796 GBP 1.796 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	07 July 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk

..
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 4

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of  ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	12 July 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,880,352	1.05%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,880,352	1.05%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary 1p Ordinary 1p Ordinary	Sale Purchase Purchase	4,000 2,000 1,600	1.79 GBP 1.795 GBP 1.795 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	13 July 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk

..
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 5

NatWest Group plc
13 July 2021

Notice of Redemption

NatWest Group plc (formerly known as The Royal Bank of Scotland Group plc) (the "Issuer")

The Issuer has given notice to holders of the $2,650,000,000 8.625% Perpetual Subordinated Contingent Convertible Additional Tier 1 Capital Notes (ISIN: US780097BB64 (the " Notes ")) of the upcoming redemption of the Notes on 15 August 2021. The amount of the Notes currently outstanding is $2,650,000,000

..
Upon redemption of the Notes there will be a gain to CET1 of approximately 8bps based on Q1 RWAs. This arises due to changes in FX rates since the date of issuance of the Notes. The Notes are being redeemed pursuant to Section 3.08 of the Third Supplemental Indenture.  All of the outstanding Notes will be redeemed by the Issuer on 15 August 2021 (the " Redemption Date ") at 100% of principal amount, together with accrued and unpaid interest to (but excluding) the Redemption Date, and subsequently cancelled. The Issuer has notified the holders pursuant to the terms of the Notes.

To view the notice, please click on the link below.
http://www.rns-pdf.londonstockexchange.com/rns/1275F_1-2021-7-13.pdf

For further information, please contact:
Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0)7747 455 969

Paul Pybus
Head of Debt Investor Relations
Tel: +44 (0) 7769 161 183

Legal Entity Identifier:  2138005O9XJIJN4JPN90

Exhibit No. 6

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	16 July 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,868,210	1.05%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,868,210	1.05%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary	Sale	12,142	1.79049 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	19 July 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk

..
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 7

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	19 July 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,849,510	1.04%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,849,510	1.04%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary	Sale	18,700	1.788 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	20 July 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk

..
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 8

FORM 8.3

PUBLIC OPENING POSITION DISCLOSURE/DEALING DISCLOSURE BY
A PERSON WITH INTERESTS IN RELEVANT SECURITIES REPRESENTING 1% OR MORE
Rule 8.3 of the Takeover Code (the "Code")

1.         KEY INFORMATION

(a) Full name of discloser:	NatWest Group plc
(b) Owner or controller of interests and short positions disclosed, if different from 1(a):
     The naming of nominee or vehicle companies is insufficient.  For a trust, the trustee(s), settlor and beneficiaries must be named.
Adam & Company Investment Management Limited
(c) Name of ~~offeror/~~offeree in relation to whose relevant securities this form relates: Use a separate form for each offeror/offeree	Equiniti Group plc
(d) If an exempt fund manager connected with an offeror/offeree, state this and specify identity of offeror/offeree:	N/A
(e) Date position held/dealing undertaken: For an opening position disclosure, state the latest practicable date prior to the disclosure	28 July 2021
(f) In addition to the company in 1(c) above, is the discloser making disclosures in respect of any other party to the offer? If it is a cash offer or possible cash offer, state "N/A"	N/A

2.         POSITIONS OF THE PERSON MAKING THE DISCLOSURE

If there are positions or rights to subscribe to disclose in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 2(a) or (b) (as appropriate) for each additional class of relevant security.

(a)        Interests and short positions in the relevant securities of the offeror or offeree to which the disclosure relates following the dealing (if any)

Class of relevant security:	1p ordinary
	Interests		Short positions
	Number	%	Number	%
(1) Relevant securities owned and/or controlled:	3,832,468	1.04%	0	0.00
(2) Cash-settled derivatives:	0	0.00	0	0.00
(3) Stock-settled derivatives (including options) and agreements to purchase/sell:	0	0.00	0	0.00
TOTAL:	3,832,468	1.04%	0	0.00

All interests and all short positions should be disclosed.

Details of any open stock-settled derivative positions (including traded options), or agreements to purchase or sell relevant securities, should be given on a Supplemental Form 8 (Open Positions).

(b)        Rights to subscribe for new securities (including directors' and other employee options)

Class of relevant security in relation to which subscription right exists:	N/A
Details, including nature of the rights concerned and relevant percentages:	N/A

3.         DEALINGS (IF ANY) BY THE PERSON MAKING THE DISCLOSURE

Where there have been dealings in more than one class of relevant securities of the offeror or offeree named in 1(c), copy table 3(a), (b), (c) or (d) (as appropriate) for each additional class of relevant security dealt in.

The currency of all prices and other monetary amounts should be stated.

(a)        Purchases and sales

Class of relevant security	Purchase/sale	Number of securities	Price per unit
1p Ordinary 1p Ordinary	Sale Sale	4,900 12,142	1.784 GBP 1.784 GBP

(b)        Cash-settled derivative transactions

Class of relevant security	Product description e.g. CFD	Nature of dealing e.g. opening/closing a long/short position, increasing/reducing a long/short position	Number of reference securities	Price per unit

(c)        Stock-settled derivative transactions (including options)

(i)         Writing, selling, purchasing or varying

Class of relevant security	Product description e.g. call option	Writing, purchasing, selling, varying etc.	Number of securities to which option relates	Exercise price per unit	Type e.g. American, European etc.	Expiry date	Option money paid/ received per unit

(ii)        Exercise

Class of relevant security	Product description e.g. call option	Exercising/ exercised against	Number of securities	Exercise price per unit

(d)        Other dealings (including subscribing for new securities)

Class of relevant security	Nature of dealing e.g. subscription, conversion	Details	Price per unit (if applicable)

4.         OTHER INFORMATION

(a)        Indemnity and other dealing arrangements

Details of any indemnity or option arrangement, or any agreement or understanding, formal or informal, relating to relevant securities which may be an inducement to deal or refrain from dealing entered into by the person making the disclosure and any party to the offer or any person acting in concert with a party to the offer:
Irrevocable commitments and letters of intent should not be included.  If there are no such agreements, arrangements or understandings, state "none"

NONE

(b)        Agreements, arrangements or understandings relating to options or derivatives

Details of any agreement, arrangement or understanding, formal or informal, between the person making the disclosure and any other person relating to:
(i)  the voting rights of any relevant securities under any option; or
(ii) the voting rights or future acquisition or disposal of any relevant securities to which any derivative is referenced:
If there are no such agreements, arrangements or understandings, state "none"

NONE

(c)        Attachments

Is a Supplemental Form 8 (Open Positions) attached?	 ~~YES/~~NO

Date of disclosure:	29 July 2021
Contact name:	Suzanne Davidson
Telephone number*:	0131 626 4120

Public disclosures under Rule 8 of the Code must be made to a Regulatory Information Service.

The Panel's Market Surveillance Unit is available for consultation in relation to the Code's disclosure requirements on +44 (0)20 7638 0129.

*If the discloser is a natural person, a telephone number does not need to be included, provided contact information has been provided to the Panel's Market Surveillance Unit.

The Code can be viewed on the Panel's website at www.thetakeoverpanel.org.uk.
LEI: 2138005O9XJIJN4JPN90

Exhibit No. 9

29 July 2021

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE EU MARKET ABUSE REGULATION 596/2014

NatWest Group plc (the Company) was notified on 29 July 2021 that the trustee of the Company's Buy As You Earn Share Plan (the Plan) purchased ordinary shares of £1 each in the Company (Shares) (ISIN: GB00B7T77214) on 28 July 2021 on behalf of the PDMR named below as a participant in the Plan.

PDMR	Position of PDMR	No. of Shares purchased	Purchase price
Katie Murray	Chief Financial Officer, NatWest Group plc	74	£2.0255

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 10

NatWest Group plc

29 July 2021

 NatWest Markets N.V. Interim Results 2021

NatWest Markets N.V. today announces the publication of its 2021 Interim Results. This company is a wholly-owned subsidiary of NatWest Markets Plc. The 2021 Interim Results are available on the NatWest Group plc website at
https://investors.natwestgroup.com/reports-archive

For further information, please contact

NatWest Group Investor Relations
Investor.relations@natwest.com
+44 207 672 1758

NatWest Group Media Relations
+44 131 523 4205(UK)
+31 20 464 1150 (NL)

29 July 2021

LEI:
X3CZP3CK64YBHON1LE12 - NatWest Markets N.V.
2138005O9XJIJN4JPN90 - NatWest Group plc
RR3QWICWWIPCS8A4S074 - NatWest Markets Plc

Exhibit No. 11

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 30 July 2021.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			30 July 2021
Ordinary Shares of £1	11,584,886,571	4	46,339,546,284
Ordinary Shares of £1 held in treasury	191,132,856	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	500,000	4	2,000,000
5.5% Cumulative Preference Shares of £1	400,000	4	1,600,000
Total:	11,776,919,427		46,343,146,284

Shareholders may use the above figure (46,343,146,284) for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 30 July 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary